Ira L. Kotel Partner	ira.kotel@dentons.com D +1 (212) 398-5787	Salans FMC SNR Denton dentons.com

Dentons US LLP 1221 Avenue of the Americas New York, NY 10020-1089 USA

T +1 212 768 6700 F +1 212 768 6800

VIA EDGAR AND COURIER

January 21, 2014

Mr. Kevin L. Vaughn
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Pulse Electronics Corporation
Form 10-K for the fiscal year ended December 28, 2012
Filed March 13, 2013
Form 10-Q for the quarter ended September 27, 2013
Filed November 5, 2013
File No. 001-5375

Dear Mr. Vaughn:

On behalf of Pulse Electronics Corporation (the “Company”), we are hereby submitting its response to the comment in the letter dated January 7, 2014 (the "Comment Letter") from the staff ("Staff") of the Securities and Exchange Commission ("Commission").

Paragraph No. 1 set forth below responds to the Staff’s comment in the Comment Letter.  Bold face type indicates the Staff’s comment set forth in the Comment Letter.

Form 10-Q for the quarter ended September 27, 2013

Note 10 – Preferred Stock, page 12

1.            We note from your response to prior comment 4 that you concluded under FASB ASC section 480-10-25 that you are not required to classify your preferred stock as a liability.  Please explain to us how you evaluated your preferred stock under FASB ASC paragraph 480-10-25-14, including how you analyzed your preferred shares under FASB ASC paragraph 480-10-25-14b.

RESPONSE:

ASC 480-10-25-14 requires liability accounting for a financial instrument that embodies an unconditional obligation to transfer a variable number of equity shares if the monetary value of the obligation at inception is based solely or predominantly on any of the following: (1) a fixed monetary amount known at inception, (2) variations in something other than the fair value of the issuer’s equity shares or (3) variations inversely related to changes in the fair value of the issuer’s equity shares.

Kevin L. Vaughn	Salans FMC SNR Denton
January 21, 2014 Page 2	dentons.com

The Company's analysis of the Series A preferred stock pursuant to the guidance in ASC 480-10-25-14 is as follows:

•	A fixed monetary amount — The Company is required to deliver a variable number of shares of common stock upon the conversion of the Series A preferred stock. The Series A preferred stock will convert into such number of shares of common stock that will result in OCM PE Holdings, L.P. and its affiliated funds (collectively, "Oaktree") having received 67.9% of the Company's total common stock outstanding or issuable (on a pro forma fully diluted basis, and without giving effect to shares of common stock and warrants previously owned by Oaktree). Therefore, the number of shares of common stock that will be issued is dependent upon the number of common shares outstanding or issuable (on a fully diluted basis) at the date of the conversion. However, the monetary value of the Company's obligation associated with the Series A preferred stock is not fixed at inception and will depend on the number of common shares outstanding or issuable (on a fully diluted basis) and the share price of the Company's common stock at the conversion date. Therefore, the Series A preferred stock would not be classified as a liability pursuant to ASC 480-10-25-14(a).

•	Variations in something other than the fair value of the issuer’s equity shares — The monetary value of the Company’s obligation associated with the Series A preferred stock is based on the number of shares of common stock to be delivered upon conversion of the Series A preferred stock and the share price of the Company’s common stock. As noted above, the number of shares of common stock to be delivered at the date of conversion will be calculated based on the total number of shares of common stock outstanding or issuable (on a fully diluted basis) at the conversion date, such that Oaktree receives an incremental number of shares of common stock to increase their common stock ownership to 67.9% (on a pro forma fully diluted basis, and without giving effect to shares of common stock and warrants previously owned by Oaktree).

The Company determined that the value of the Series A preferred stock is equal to the value of the incremental percentage of common stock ownership to be transferred to Oaktree on the conversion date.  The incremental value is based on the Company's market capitalization, which is primarily a function of the common stock price.  The Company's market capitalization and therefore the value of the Series A preferred stock would vary due to a change in the fair value of the common stock, but would not vary as a result of a change in the total outstanding shares of common stock.

Therefore, the Company concluded that the total number of shares of common stock was not a predominant factor in determining the monetary value of the preferred stock.  As such, the Company believes that the monetary value of the obligation is predominantly based on the fair value of the Company's common stock. In addition, the terms of the Series A preferred stock do not include any guarantee that the fair value of the Series A preferred stock will not fall below a specified level.   Therefore, the Series A preferred stock would not be classified as a liability pursuant to ASC 480-10-25-14(b).

•	Variations inversely related to changes in the fair value of the issuer’s equity shares – The monetary value of the Company’s obligation associated with the Series A preferred stock fluctuates in relation to changes in the fair value of the Company’s common stock and not inversely to changes in the fair value of the Company's common stock.Therefore, the Series A preferred stock would not be classified as a liability pursuant to ASC 480-10-25-14(c).

Kevin L. Vaughn	Salans FMC SNR Denton
January 21, 2014 Page 3	dentons.com

Since the Series A preferred stock does not meet any of the above conditions and embodies characteristics that expose the holders to risks and rewards similar to those of an owner, the Company concluded that the preferred stock should not be classified as a liability under ASC 480-10-25.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff Comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for reviewing our response.  Should you have any questions, please do not hesitate to contact the undersigned at (212) 398-5787.

Sincerely,

/s/ Ira L. Kotel

cc:	Ralph E. Faison
Michael C. Bond
Dana M. Kinsch

Pulse Electronics Corporation

Victor H. Boyajian, Esq.
Brian Lee, Esq.

Dentons US LLP